

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 4, 2006

Mr. Gerald L. Jensen
President, Chief Executive Officer
Croff Enterprises, Inc.
3773 Cherry Creek Drive North, Suite 1025
Denver, CO   80209

> **Re: Croff Enterprises, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 31, 2006**
> **File No. 000-16731**

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please correct your Commission File Number indicated on the cover of your Form 8-K, as well as all other future periodic filings, to be 000-16731, as reflected in the EDGAR database.

2.   State whether the change in accountants was recommended or approved by the audit, or similar, committee, or, in the absence of such committee, your board of directors, per Item 304(a)(1)(iii) of Regulation S-K.

3.   Amend your Form 8-K to cover the interim period from the date of the last audited financial statements. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

4.   It appears that you have not engaged a new accountant to audit your annual financial statements, though you have engaged an accountant to review your 2006 interim financial statements. When you engage a new accountant, please report the new engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new, as well as any interim, accountants, please ensure you disclose any consultations up through the date of engagement.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please contact me at (202) 551-3863.

                        Sincerely,

                        Donald F. Delaney
                        Staff Accountant